Exhibit 99.3

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Provident Energy Trust (the “Trust”) on Form 40-F for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I Thomas W. Buchanan, President and Chief Executive Officer of Provident Energy Ltd., (the “Company”), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly represents, in all material respects, the financial condition and results of the operations of the Company.

Date: March 27, 2008

/s/ Thomas W. Buchanan Thomas W. Buchanan President and Chief Executive Officer